Exhibit 21.1
Subsidiaries of TaskUs, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
TU MidCo, Inc.	Delaware
TU BidCo, Inc.	Delaware
TaskUs Holdings, Inc.	Delaware
LizardBear Tasking, Inc.	Philippines
Ridiculously Good Outsourcing, Inc.	Canada
TaskUs Colombia SAS	Colombia
TaskUs Greece Single Member Private Company	Greece
TaskUs India Private Limited	India
TaskUs Ireland Private Limited	Ireland
TaskUs Limited	United Kingdom
TaskUs USA, LLC	Delaware
TaskUs, Inc., Taiwan Branch	Taiwan
TaskUs, S.A. de C.V.	Mexico
TaskUs Japan G.K.	Japan
TaskUs Outsourcing Japan G.K.	Japan
TaskUs Outsourcing Philippines Inc.	Philippines
TaskUs Malaysia Sdn Bhd.	Malaysia